Don Bosco 3672 piso 5

(C1206ABF) Cdad. Aut. de Bs. As.

April 27, 2016.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Re.: Transportadora de Gas del Sur (“TGS”)

Dear Sirs,

The purpose hereof is to inform you -in accordance with the requirements of the regulations under the United States Securities and Exchange Act- that in the Shareholders’ Meeting held on April 20, 2016, the shareholders resolved:

1)

To derecognize the Future Capital Expenditures and Other Financial Expenses Reserve approved by the General Shareholders’ Meeting held on April 23, 2015, which amounts to AR$ 175,000,000.

2)

To allocate the remaining balance, which amounts to AR$ 2,891,122, to a Future Capital Expenditures Reserve. Said remaining balance results from the difference between: (a) the Future Capital Expenditures and Other Financial Expenses Reserve, which amounts to AR$ 175,000,000 and was derecognized as detailed in item 1), and (b) the total comprehensive loss as of December 31, 2015, which amounts to AR$ 172,108,878.

Sincerely,

Silvia Migone Díaz

Attorney in Fact